Exhibit 99.1

MIX TELEMATICS LIMITED (Incorporated in the Republic of South Africa) (Registration number 1995/013858/06) JSE share code: MIX ISIN: ZAE000125316 NYSE share code: MIXT (“MiX Telematics”)

DEALINGS IN SECURITIES BY A DIRECTOR OF A MAJOR SUBSIDIARY OF MIX TELEMATICS

Shareholders are referred to the announcement released on 8 March 2018 and are advised that Catherine Lewis, a director of a major subsidiary of MiX Telematics has sold all 1 500 000 shares, as detailed below.

Following the sale, Catherine Lewis’s existing shareholding of 1 524 500 shares in MiX Telematics remains unchanged.

Name of director:	Catherine Lewis
Name of subsidiary company:	MiX Telematics International Proprietary Limited
Transaction date:	12 March 2018
Class of securities:	Ordinary shares
Number of securities:	1 500 000
Highest traded price per security: *	R7.14
Weighted average price per security:	R6.51010
Lowest traded price per security: *	R6.00
Total value:	R9 765 150.00
Nature of transaction:	On-market sale
Nature and extent of director’s interest:	Direct beneficial
Clearance to deal received:	Yes
*Highest and lowest traded prices per security on the market on the day

16 March 2018

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